Richard J. Coyle Partner	320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

March 4, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments delivered telephonically regarding the registration statements filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on December 26, 2024 (the “Registration Statements”). The Registration Statements relate to the Bitwise COIN Option Income Strategy ETF, Bitwise MARA Option Income Strategy ETF, Bitwise MSTR Option Income Strategy ETF and Bitwise Bitcoin Standard Corporations ETF (the “Funds”), each a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant will indicate in its responses if the revisions only apply to certain of the Funds.

Comment 2 – Principal Investment Strategies

Please supplementally explain to the Staff the following:

(a) Whether sold call options will be covered with purchased call options;

(b) Whether notional principal of the purchased call options will always be equal or larger than the sold call options the Fund is covering;

(c) Whether the purchased call options will always be equal to or longer than the sold call options the Fund is covering; and

(d) Whether the strike of the purchased call options would ever be higher than that of the sold call options the Fund covers and, if so, what would the maximum difference in strikes be.

Response to Comment 2

Please refer to the Registrant’s responses below:

(a) Yes, sold call options will be covered with purchased call options.

(b) Yes, the notional principal of the purchased call options will always be equal or larger than the sold call options the Fund is covering.

(c) Yes, the purchased call options will always be equal to or longer than the sold call options the Fund is covering.

(d) Additional call options can be purchased at higher strike prices than the strike prices of the sold call options but not to replace the existing call options at the lower strike price.

Comment 3 – Principal Investment Strategies

The Staff notes that the disclosure in the Bitwise COIN Option Income Strategy ETF states, “This strategy effectively converts a portion of the potential upside price return growth of COIN into current income. It is expected that the call options the Fund will sell to generate options premiums will generally have expirations of approximately one year or less and will be held to or close to expiration.” If accurate, please revise the above referenced disclosure to state that the strategy seeks to offset a portion of the potential upside in return for income that may be less than the upside return on the underlying asset.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

This strategy effectively converts a portion of the potential upside price return growth of COIN into current income. Such income may be less than the upside return of COIN.

Comment 4 – Principal Investment Strategies

In the prospectus for the Bitwise COIN Option Income Strategy ETF, please disclose that the Fund intends to continuously maintain indirect exposure to COIN through the use of options contracts. If the option contracts the Fund holds are exercised or expire, it may enter into new options contracts. A practice referred to as “rolling.” The Fund’s practice of rolling options may result in high portfolio turnover.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

The Fund intends to continuously maintain exposure to COIN through the use of options. When such options expire or are exercised, the Fund will enter into new options. This is a practice referred to as “rolling.” The Fund’s practice of rolling options may result in higher levels of portfolio turnover.

Comment 5 – Principal Investment Strategies

Please briefly describe the term “crypto asset” including how they are issued and transferred through public permissionless blockchain technology and related technologies (e.g., so-called smart contracts) as well as their intended use cases and applications.

Response to Comment 5

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the disclosure set forth below. Please note that the “crypto asset” has been replaced with “digital asset.”

A digital asset is a digital representation of value or rights that utilizes cryptographic technology and is typically issued and transferred via a public, permissionless blockchain, ensuring decentralized and transparent transactions without the need for intermediaries. These assets can be created through various mechanisms, including mining, staking, or smart contracts, which automate and enforce agreements on the blockchain. Digital assets serve multiple use cases, such as digital currencies (e.g., bitcoin), decentralized finance (DeFi), non-fungible tokens (NFTs), and enterprise applications, enabling secure and efficient peer-to-peer transactions, programmable financial services, and digital ownership verification.

Comment 6 – Principal Investment Strategies

Please disclose that the Bitwise COIN Option Income Strategy ETF may hold substantial amounts of bitcoin and the risks associated therewith. As part of this discussion, please state, if applicable, that these holdings are significant. In an appropriate location in the prospectus, briefly discuss the bitcoin blockchain and its proof-of-work consensus mechanism, including mining and the block rewards and transaction fees earned through mining, the relationship of bitcoin to the bitcoin blockchain and the application that the bitcoin blockchain and bitcoin have been specifically designed to support, including the fact that bitcoin is not presently widely accepted as a means of payment.

Response to Comment 6

The Registrant respectfully directs the Staff’s attention to the introduction to “Digital Assets Risk” in the section entitled “Principal Risks” which states: “COIN may have substantial holdings of bitcoin and other digital assets.” In addition, “Digital Assets Risk – Bitcoin Risk” contains the other disclosure requested by the Staff.

Comment 7 – Principal Investment Strategies

In addition to stating that COIN, MARA and MSTR are registered under the Securities Exchange Act of 1934, please include a statement that the underlying issuer is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports and other information with the SEC. Include a statement that the information filed with the SEC and available at the website includes reports, proxy and information statements and other information regarding the underlying issuer. Please also disclose where investors can locate information provided to, or filed with, the commission by the underlying issuer regarding financial statements.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced portion of the disclosure has been revised as set forth below.

Information provided to or filed with the Securities and Exchange Commission by Coinbase Global, Inc. pursuant to the Exchange Act, including financial reports, proxy and information statements, and other information regarding Coinbase Global, Inc. can be located by reference to the Securities and Exchange Commission file number 001-40289 through the Securities and Exchange Commission’s website at www.sec.gov.

Comment 8 – Principal Risks

The Staff notes the inclusion of “Financial Companies Risk” in the section of the Bitwise COIN Option Income Strategy ETF prospectus entitled “Principal Risks – COIN Investing Risk.” Please include a risk for the Diversified Financial Industry, an industry comprising the financial sector.

Response to Comment 8

The Registrant has thoughtfully considered the Staff’s comment but believes that the highly robust disclosure already set forth in “Financial Companies Risk,” set forth below, addresses the risks associated with “diversified financial companies.” The diversified financials industry is an industry comprising the financial sector. Accordingly, “Financial Companies Risk” has been drafted to cover risks pertaining to the diversified financial industry.

Financial Companies Risk. Companies in the financials sector are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount of capital and liquid assets they must maintain and, potentially, their size. Governmental regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by such regulation. Increased risk taking by financial companies may also result in greater overall risk in the U.S. and global financials sector. The impact of changes in capital requirements, or recent or future regulation in various countries, on any individual financial company or on the financials sector as a whole cannot be predicted.

Certain risks may impact the value of investments in the financials sector more severely than those of investments outside this sector, including the risks associated with companies that operate with substantial financial leverage. Companies in the financials sector are exposed directly to the credit risk of their borrowers and counterparties, who may be leveraged to an unknown degree, including through swaps and other derivatives products. Financial services companies may have significant exposure to the same borrowers and counterparties, with the result that a borrower’s or counterparty’s inability to meet its obligations to one company may affect other companies with exposure to the same borrower or counterparty. This interconnectedness of risk may result in significant negative impacts to companies with direct exposure to the defaulting counterparty as well as adverse cascading effects in the markets and the financials sector generally. Companies in the financials sector may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations, credit rating downgrades, adverse public perception and adverse conditions in other related markets. Insurance companies, in particular, may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. The financials sector is particularly sensitive to fluctuations in interest rates. The financials sector is also a target for cyberattacks. Cybersecurity incidents and technology malfunctions and failures have become increasingly frequent and have caused significant losses to companies in this sector, which may negatively impact the Fund. The extent to which the Fund may invest in a company that engages in securities-related activities or banking is limited by applicable law.

Comment 9 – Principal Risks

The Staff notes the inclusion of “Concentration Risk” in the section entitled “Principal Risks.” Please disclose the industry and applicable risks.

Response to Comment 9

Pursuant to the Staff’s comment, “Concentration Risk” has been revised as set forth below.

As of December 1, 2024, COIN is assigned to the “diversified financials” industry group of the financial sector. Please see “Financial Companies Risk” for a discussion regarding the risks of an investment in such companies.

Comment 10 – General

In supplemental correspondence, please advise the Staff which broad-based market index the Bitwise COIN Option Income Strategy ETF, Bitwise MARA Option Income Strategy ETF and Bitwise MSTR Option Income Strategy ETF propose to use for the purpose of performance.

Response to Comment 10

The Registrant expects the broad-based index for the Funds to be the S&P 500 Index.

Comment 11 – Principal Risks

Please include “Special Tax Risk” in the Registration Statements.

Response to Comment 11

Pursuant to the Staff’s comment, the following risk disclosure has been added to the section entitled “Principal Risks.”

Special Tax Risk. The Fund intends to qualify as a “regulated investment company” or “RIC.” If, in any year, the Fund fails to qualify as a regulated investment company under the applicable tax laws, the Fund would be taxed as an ordinary corporation. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which may allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund may lose its own status as a RIC if tax positions reflected by such options are large enough.

Comment 12 – Principal Investment Strategies

With respect to the MSTR FLexible EXchange options (“FLEX Options”) referenced in the Bitwise MSTR Option Income Strategy ETF:

(a) Please supplementally discuss whether the Fund anticipates any capacity constraints in the MSTR options market that would limit the size of the Fund’s exposure to MSTR and explain how the Fund will monitor market capacity as new participants enter the market;

(b) Please supplementally discuss the Fund’s plans for liquidity management including during both normal and reasonably foreseeable stressed conditions; and

(c) Please disclose the impact of exceeding certain thresholds, such as options exchange position limits for a given contract, and whether these circumstances or others may cause the Fund to reduce its exposure to MSTR.

Response to Comment 12

Please refer to the Registrant’s responses below:

(a) Given the capability to create a custom FLEX Option contract for any strike and any expiration, the Adviser believes there is a very low likelihood that the MSTR options market would limit the size of the Fund’s exposure. The Adviser will seek to monitor existing FLEX Option positions such as to ensure diversification of liquidity wherever possible in the interest of the Fund investors.

(b) The Adviser will look to monitor existing FLEX Options to ensure diversification of strikes and expirations where possible in the interest of the Fund investors to avoid liquidity issues. The Adviser does not expect that the Fund would be adversely affected due to liquidity related issues that require forced selling/buying given that the Fund is fully collateralized.

(c) Given that the Fund’s strategy is fully collateralized at all times, the Adviser does not believe there are market-determined thresholds to which the Fund would look to reduce its exposure to MSTR. The position limit for listed options on MSTR is 2.5 million contracts with an open interest position limit per contract of $75 billion notional exposure.

Comment 13 – Fees and Expenses of the Fund

Please include a completed fee table for the Bitwise Bitcoin Standard Corporations ETF in your response.

Response to Comment 13

Pursuant to the Staff’s comment, a completed fee table for the Bitwise Bitcoin Standard Corporations ETF is set forth on Exhibit A.

Comment 14 – Principal Investment Strategies

The Staff notes that the disclosure in the Bitwise Bitcoin Standard Corporations ETF includes two separate 80% tests. Please revise to include only a single 80% investment policy.

Response to Comment 14

Pursuant to the Staff’s comment, the Fund has adopted the following 80% investment test:

Under normal market conditions, the Fund invests at least 80% of its net assets plus borrowings in the securities comprising the Index.

Comment 15 – Principal Investment Strategies

Please supplementally explain to the Staff how much of the Bitwise Bitcoin Standard Corporations ETF’s assets the Fund expects to invest in MicroStrategy.

Response to Comment 15

The Registrant notes that, pursuant to the Index methodology, the maximum exposure the Bitwise Bitcoin Standard Corporations ETF will have to a single position is 25% of the Fund’s total assets. Accordingly, the Fund expects that it may invest up to 25% of the of its assets in MicroStrategy.

Comment 16 – Principal Investment Strategies

The Staff notes the Bitwise Bitcoin Standard Corporations ETF disclosure states, “The Fund will not invest directly bitcoin or indirectly through derivatives that reference bitcoin.” While the Fund is seeking to invest only in corporations, to avoid any confusion that may otherwise arise, please clarify that the Fund will not invest indirectly in bitcoin through exchange-traded commodity based trusts whose business consists solely of buying and holding bitcoin for the purpose of providing pure-play exposure to the price performance of bitcoin (i.e., spot bitcoin ETPs). Please also clarify that the Fund will not invest indirectly in bitcoin through an exchange-traded registered investment company whose sole purpose is to provide pure-play or leveraged ETP. To the price performance of bitcoin through investments in derivatives referencing bitcoin.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

The Fund will not invest directly in bitcoin, derivatives that reference bitcoin, exchange-traded commodity-based trusts whose business consists solely of buying and holding bitcoin, or other exchange-traded products that seek to provide “pure-play” or leveraged exposure to bitcoin.

Comment 17 – Principal Investment Strategies

For the Bitwise Bitcoin Standard Corporations ETF, please disclose that eligible companies may be running operations unrelated to bitcoin and provide corresponding risk disclosure as appropriate. Please disclose that the performance of Bitcoin Standard Corporations may not be primarily driven by their bitcoin holdings. Please clarify that, notwithstanding its inclusion criteria, the Index is not necessarily intended to provide exposure to the price performance of bitcoin.

Response to Comment 17

Pursuant to the Staff’s comment, “Bitcoin Standard Corporations Risk” has been revised to include the following disclosure:

In addition, the performance of Bitcoin Standard Corporations may not be primarily driven by the value of their bitcoin holdings. The inclusion of such companies in the Index is not necessarily intended to provide exposure to the price performance of bitcoin.

In addition, the section entitled “Principal Risks” has been revised to include the following risk disclosure:

Line of Business Risk. Bitcoin Standard Corporations may be engaged in other lines of business unrelated to bitcoin. These lines of business could adversely affect their operating results. The operating results of these companies may fluctuate as a result of these additional risks and events in the other lines of business. In addition, a company’s ability to engage in new activities may expose it to business risks with which it has less experience than it has with the business risks associated with its traditional businesses. Despite a company’s possible success in activities linked to bitcoin, there can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

Comment 18 – Principal Investment Strategies

In the section entitled “Principal Investment Strategies” for the Bitwise Bitcoin Standard Corporations ETF, please describe bitcoin and the bitcoin blockchain, the relationship of bitcoin to the bitcoin blockchain and the specific use case that the bitcoin blockchain has been designed to support. Please also disclose how bitcoin is issued and its rate of issuance, as well as number of issued and outstanding bitcoin as of a recent date and the expected limit on new issuance. Explain that while price of bitcoin has been and may continue to be driven largely by speculation (as you have disclosed in the “Bitcoin Risk” in the section entitled “Principal Risks”) the price performance of bitcoin can also be reasonably expected to be driven by the health and underlying performance of the bitcoin blockchain and its protocol in terms of hash rate or the blockchain’s computational power, active addresses, transaction volumes, etc.

Response to Comment 18

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the following disclosure.

Bitcoin is a decentralized digital currency that enables peer-to-peer transactions without the need for a central authority. It operates on the Bitcoin blockchain, a public ledger that records all transactions in a secure and transparent manner. The primary use case of the Bitcoin blockchain is to facilitate the transfer of value between parties, effectively serving as a digital alternative to traditional currencies.

New bitcoins are introduced into circulation through a process called mining, where participants validate transactions and add them to the blockchain. Miners are rewarded with a fixed number of bitcoins for each block they successfully add, with this reward halving approximately every four years to control the supply. As of February 1, 2025, there were approximately 19,820,000 bitcoins in circulation, with a maximum supply capped at 21 million, a limit expected to be reached around the year 2140.

While bitcoin’s price has been significantly influenced by speculative trading, its valuation is also impacted by the underlying health and performance of the Bitcoin network. Key metrics such as the network’s hash rate (a measure of computational power), the number of active addresses, and transaction volumes can provide insights into network security, user adoption, and overall activity, all of which contribute to bitcoin’s valuation.

Comment 19 – Principal Risks

For the Bitwise Bitcoin Standard Corporations ETF, please disclose the risks of the specific sectors and industries in which the Fund may concentrate.

Response to Comment 19

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include “Information Technology Risk.”

Comment 19 – General

In supplemental correspondence, please advise the Staff which broad-based market index the Bitwise Bitcoin Standard Corporations ETF proposes to use for the purpose of performance.

Response to Comment 20

The Registrant expects the broad-based index for the Bitwise Bitcoin Standard Corporations ETF to be the S&P 500 Index.

Comment 21 – Purchase and Sale of Fund Shares

For the Bitwise Bitcoin Standard Corporations ETF, please disclose that purchases and redemption of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs, possible gains or losses, that the Fund might not have incurred had it made redemptions in-kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease the ETF’s Net Asset Value to the extent the costs are not offset by a transaction fee payable by an authorized participant.

Response to Comment 21

The Registrant expects that Creation Unit transactions for the Bitwise Bitcoin Standard Corporations ETF will be conducted in exchange for the deposit or delivery of a designated portfolio of in-kind securities.

Comment 22 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that the disclosure in the Bitwise Bitcoin Standard Corporations ETF states, “Should the Fund utilize a representative sampling strategy, it will invest in a sample of securities that collectively has an investment profile similar to that of the Index.” Please disclose how many securities the Fund will hold. A range of securities is acceptable.

Response to Comment 22

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following:

It is expected that the Fund would invest in at least 12 securities under such circumstances.

Comment 23 – Statement of Additional Information

For the Bitwise Bitcoin Standard Corporations ETF, please include additional information as required by Item 16(b) of Form N-1A. For example, the Staff notes there is no mention of “Bitcoin Trading Corporations” in the current disclosure.

Response to Comment 24

Pursuant to the Staff’s comment, the SAI has been revised to include more robust disclosure regarding bitcoin standard companies.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle

Exhibit A
Bitwise Bitcoin Standard Corporations ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$87	$271